SCHEDULE 13G

(Rule 13d-102)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

KONAMI CORPORATION

(Name of Issuer)

Common Stock, No Par Value (the “Shares”)

(Title of Class of Securities)

50046R-10-1

(CUSIP Number)

Date of Event Which Requires Filing of this Statement

December 31, 2011

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50046R-10-1	13G	PAGE 2 of 13 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kagemasa Kozuki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares (0 ADS equivalents)
	6.	SHARED VOTING POWER 37,685,118 Shares (37,685,118 ADS equivalents)
	7.	SOLE DISPOSITIVE POWER 0 Shares (0 ADS equivalents)
	8.	SHARED DISPOSITIVE POWER 37,685,118 Shares (37,685,118 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,118 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.2%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 50046R-10-1	13G	PAGE 3 of 13 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yoko Kozuki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares (0 ADS equivalents)
	6.	SHARED VOTING POWER 7,185,118 Shares (7,185,118 ADS equivalents)
	7.	SOLE DISPOSITIVE POWER 0 Shares (0 ADS equivalents)
	8.	SHARED DISPOSITIVE POWER 7,185,118 Shares (7,185,118 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,118 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.2%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 50046R-10-1	13G	PAGE 4 of 13 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kozuki Holding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares (0 ADS equivalents)
	6.	SHARED VOTING POWER 15,000,000 Shares (15,000,000 ADS equivalents)
	7.	SOLE DISPOSITIVE POWER 0 Shares (0 ADS equivalents)
	8.	SHARED DISPOSITIVE POWER 15,000,000 Shares (15,000,000 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,118 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 50046R-10-1	13G	PAGE 5 of 13 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kozuki Foundation for Sports and Education
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares (0 ADS equivalents)
	6.	SHARED VOTING POWER 15,500,000 Shares (15,500,000 ADS equivalents)
	7.	SOLE DISPOSITIVE POWER 0 Shares (0 ADS equivalents)
	8.	SHARED DISPOSITIVE POWER 15,500,000 Shares (15,500,000 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,118 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.2%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 50046R-10-1	13G	PAGE 6 of 13 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kozuki Capital Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0 Shares (0 ADS equivalents)
	6.	SHARED VOTING POWER 7,048,596 Shares (7,048,596 ADS equivalents)
	7.	SOLE DISPOSITIVE POWER 0 Shares (0 ADS equivalents)
	8.	SHARED DISPOSITIVE POWER 7,048,596 Shares (7,048,596 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,685,118 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.2%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 50046R-10-1	13G	PAGE 7 of 13 PAGES

Item 1.

(a)	Name of Issuer: KONAMI CORPORATION
(b)	Address of Issuer’s Principal Executive Offices:
7-2, Akasaka 9-chome
Minato-ku, Tokyo 107-8323, JAPAN

Item 2.

(a)	Name of Person Filing:
Kagemasa Kozuki. This statement is filed on behalf of (i) Kagemasa Kozuki, (ii) Yoko Kozuki, (iii) Kozuki Holding, (iv) Kozuki Foundation for Sports and Education and (v) Kozuki Capital Corporation.

Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence
The principal business address of each Reporting Person is as follows:

Kagemasa Kozuki	1-10-1-4701, Higashi-shinbashi Minato-ku, Tokyo, JAPAN

Yoko Kozuki	2-1-1-5304, Tsukuda Chuo-ku, Tokyo, JAPAN

Kozuki Holding	Strawinskylaan 1725, 1077XX Amsterdam, the Netherlands

Kozuki Foundation for Sports and Education	1-2-7 Kita-aoyama Minato-ku, Tokyo, JAPAN

Kozuki Capital Corporation	1-2-7 Kita-aoyama Minato-ku, Tokyo, JAPAN

(c)	Citizenship:

Kagemasa Kozuki :	Japan
Yoko Kozuki:	Japan
Kozuki Holding:	the Netherlands
Kozuki Foundation for Sports and Education:	Japan
Kozuki Capital Corporation:	Japan

(d)	Title of Class of Securities:
Common Stock, No Par Value
(e)	CUSIP Number:
50046R-10-1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Incorporated by reference to Items (5) - (9) and (11) of the cover page for each Reporting Person.

CUSIP NO. 50046R-10-1	13G	PAGE 8 of 13 PAGES

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1 (which, as amended, is attached to this Amendment No. 11).

By filing this Schedule 13G as a joint filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons are not affirming the existence of a group. In addition, this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G as to which such Reporting Person may be deemed to have shared voting power or shared dispositive power as described in the cover pages of this Schedule 13G and in Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP NO. 50046R-10-1	13G	PAGE 9 of 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13th, 2012
(Date)

/s/ Kagemasa Kozuki
(Signature)

Kagemasa Kozuki
(Name)

*
(Signature)

Yoko Kozuki
(Name)

KOZUKI HOLDING

By	*
(Name) Kagemasa Kozuki (Title) Representative Director

KOZUKI FOUNDATION FOR SPORTS AND EDUCATION

By	*
(Name) Kagemasa Kozuki (Title) Chairman of the Board of Directors

KOZUKI CAPITAL CORPORATION

By	*
(Name) Yoko Kozuki (Title) Representative Director

CUSIP NO. 50046R-10-1	13G	PAGE 10 of 13 PAGES

By	*
Kagemasa Kozuki
Attorney-in-Fact

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

CUSIP NO. 50046R-10-1	13G	PAGE 11 of 13 PAGES

Exhibit 1

This exhibit explains the relationship between Kagemasa Kozuki with the other Reporting Persons. The following table shows the record holders of the shares of KONAMI CORPORATION beneficially owned by the Reporting Persons as described below and as reported on the relevant cover page of this Schedule 13G.

Kozuki Holding	15,000,000
Kozuki Capital Corporation	7,048,596
Kozuki Foundation for Sports and Education	15,500,000
Kagemasa Kozuki	70,856
Director Stock Purchase Association (as nominee for Mr. Kozuki)	65,666

Total	37,685,118

Mr. Kagemasa Kozuki is representative director, chairman and president of the Issuer, KONAMI CORPORATION. Mr. Kozuki may be deemed to have shared voting power and shared dispositive power with respect to the shares of KONAMI CORPORATION held by himself and the director stock purchase program of KONAMI CORPORATION, as reported on the relevant cover pages of this Schedule 13G. In addition, Mr. Kozuki may be deemed to have shared voting power and shared dispositive power with respect to the shares of KONAMI CORPORATION held by the following entities of which he is either the representative director, chairman of the board of directors or spouse of the representative director or chairman of the board of directors, as reported on the relevant cover pages of this Schedule 13G: (1) Kozuki Holding, (2) Kozuki Capital Corporation and (3) Kozuki Foundation for Sports and Education.

Ms. Yoko Kozuki is representative director of Kozuki Capital Corporation and wife of Mr. Kagemasa Kozuki. Ms. Kozuki may be deemed to have shared voting power and shared dispositive power with respect to the shares of KONAMI CORPORATION held by her husband, the director stock purchase program of KONAMI CORPORATION, and the Kozuki Capital Corporation, as reported on the relevant cover page of this Schedule 13G.

Kozuki Holding is a shareholder of KONAMI CORPORATION. Kozuki Holding may be deemed to have shared voting power and shared dispositive power with Mr. Kozuki with respect to the shares of KONAMI CORPORATION, as reported on the relevant cover page of this Schedule 13G.

Kozuki Capital Corporation is a shareholder of KONAMI CORPORATION. Kozuki Capital Corporation may be deemed to have shared voting power and shared dispositive power with Mr. Kozuki and Ms. Kozuki with respect to the shares of KONAMI CORPORATION, as reported on the relevant cover page of this Schedule 13G.

Kozuki Foundation for Sports and Education is a shareholder of KONAMI CORPORATION. Kozuki Foundation for Sports and Education may be deemed to have shared voting power and shared dispositive power with Mr. Kozuki and Ms. Kozuki with respect to the shares of KONAMI CORPORATION, as reported on the relevant cover page of this Schedule 13G.

By filing this Schedule 13G as a joint filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons are not affirming the existence of a group. In addition, this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G as to which such Reporting Person may be deemed to have shared voting power or shared dispositive power as described above.

CUSIP NO. 50046R-10-1	13G	PAGE 12 of 13 PAGES

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of Amendment No. 11 to the statement on Schedule 13G (including amendments thereto) with respect to shares of common stock of KONAMI CORPORATION, and that this Agreement be included as an Exhibit to such joint filing. Amendment No. 11 to the Schedule 13G is being filed on behalf of each of us individually and, by signing below, we each certify that the information contained therein is accurate to the best of our knowledge and belief. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of February, 2012.

/s/ Kagemasa Kozuki
(Signature)

Kagemasa Kozuki
(Name)

/s/ Yoko Kozuki
(Signature)

Yoko Kozuki
(Name)

KOZUKI HOLDING

By:	/s/ Kagemasa Kozuki

(Name) Kagemasa Kozuki (Title) Representative Director

KOZUKI FOUNDATION FOR SPORTS AND EDUCATION

By:	/s/ Kagemasa Kozuki

(Name) Kagemasa Kozuki (Title) Chairman of the Board of Directors

CUSIP NO. 50046R-10-1	13G	PAGE 13 of 13 PAGES

KOZUKI CAPITAL CORPORATION

By:	/s/ Yoko Kozuki

(Name) Yoko Kozuki (Title) Representative Director